SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                       For the Month of:    July, 1999

                         SPECTRUM SIGNAL PROCESSING INC.
                               (Registrant's Name)

               One Spectrum Court, 2700 Production Way, Suite 200
                   Burnaby, British Columbia, Canada  V5A 4X1
                    (Address of Principal Corporate Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]                 Form 40-F   [  ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes   [  ]                       No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g30-2(b): 82------------.

                                  DSP SYSTEMS WORLDWIDE
                                               SPECTRUM
                                               --------



F  O  R   .   I  M  M  E  D  I  A  T  E   .   R  E  L  E  A  S  E
-----------------------------------------------------------------

RELEASE  DATE:    July  22,  1999
CONTACT:          Karen  Elliott,  Spectrum  -  Investor  Communications,
                  604-421-5422
                  Email:  Karen_Elliott@spectrumsignal.com

    SPECTRUM SIGNAL PROCESSING ANNOUNCES SECOND QUARTER RESULTS AND CHANGES TO
                                SENIOR MANAGEMENT

BURNABY, B.C., CANADA - JULY 22, 1999 - Spectrum Signal Processing Inc. (NASDAQ:
SSPI  /  TSE:SSY),  a world leader in high performance digital signal processing
(DSP) systems, made two announcements today: improving second quarter 1999 financial results and that President and Chief Executive Officer, Barry Jinks, has decided to step down at the end of July to allow a new CEO to take the company to its next level of development.

Mr. Jinks will remain on the company's Board of Directors which has started a search for a new President and CEO. In the meantime, the company will be managed by an executive team led by Martin McConnell, who has been appointed Acting Chief Operating Officer. He will continue to be the Company's Vice President Finance and Chief Financial Officer.

The results reported today show sales for the second quarter ended June 30, 1999 totalled US$ 7,801,000 an increase of 9% compared to sales of US$ 7,144,000 for the second quarter of 1998. Sales for the six months ended June 30, 1999 totalled US$13,439,000 compared to US$12,420,000 for the comparable period in 1998, an increase of 8%.

Earnings before interest, taxes, depreciation, amortization and one-time charges ("EBITDA" or Cash Earnings), amounted to US$ 891,000 for the second quarter of 1999 or US$ 0.09 per share, compared to a loss of US$ (96,000) or US$ (0.01) per share for the second quarter of 1998. EBITDA for the six months ended June 30, 1999 amounted to US$ 1,206,000 or US$ 0.12 per share, compared to a loss of US$ (109,000) or US$ (0.01) for the six months ended June 30, 1998.

Net earnings for the second quarter of 1999 was US$ 333,000 or US$ 0.03 per share, compared to a restated net loss of the comparable quarter in 1998 of US$ (358,000) or US$ (0.04). Net earnings for the six months ended June 30, 1999 was US$ 177,000 or US$ 0.02 per share, compared to a restated net loss of the comparable quarter in 1998 of US$ (2,642,000) or US$ (0.27). The restatement to the 1998 figures arises from guidance provided by the Securities and Exchange Commission related to the valuation of in-process research and development acquired with Alex Computer Systems in 1998. The adjustments do not impact Spectrum's net operation cash flow.
                                    - more -

"During the second quarter of 1999, we set a bookings record of $10.4 million, up 17% from the previous record of $8.9 million, and up 37% from the second quarter of 1998. Our balance sheet has improved, with inventories reduced by almost US$ 1.8 million over the first quarter of 1999. The bottom line is now benefiting from operating expense reductions we announced last November with overall operating expenses down 18% from the second quarter of 1998. While our strengthening backlog and improved financial performance reflects the beginning of a recovery in the high-end DSP systems market and our participation in that recovery, we expect market conditions to remain challenging for the balance of the year," said Mr. Jinks.

However, he said Spectrum's recent financial stability meant the Company was well positioned to take advantage of expected improvements in the market.

"Therefore, after 10 years at Spectrum's helm I have decided that it is a good time to seek new opportunities to challenge my entrepreneurial skills. Spectrum has been refining its business strategy in response to market conditions since the beginning of 1999 and the Company is poised for its next phase of growth. I am proud of how far we've come, but believe a new style of management is required at Spectrum to facilitate further progress. I look forward to my future work with investors, customers and, of course, our great employees and many friends, as I continue to serve on the Board."

Chair of the Board of Directors, Ken Spencer, said the skills Mr. Jinks brought to Spectrum were the foundation that allowed the company to become a world leader in high performance digital signal processing.

"Barry has done a good job building the Company to its present position as a leader in the DSP systems industry. His dedication to our success is illustrated by this move to step aside so that a new leader could spearhead the next stage of the company's evolution. We are pleased Barry has agreed to remain on the Board where his experience and knowledge will help guide the company in the years ahead. We are confident that the current senior executives have the skills to ensure the company's operations are not disrupted during this transition period."

Spectrum's Board of Directors has implemented a transition process for an orderly transfer of duties to a new CEO. Until a new CEO is appointed, Martin McConnell, as Acting Chief Operating Officer will oversee the transition and the day-to-day operations at the Company. Mr. McConnell will be supported by the current senior management team. The Board has formed an Executive Management committee to provide guidance and support to Spectrum's management team during the transition.

Mr. Jinks joined Spectrum Signal Processing, Inc. in 1989 as Vice President and was promoted to President in 1991 and CEO in 1992. During his tenure at Spectrum, the Company has become a truly global competitor and revenues have risen almost 2000%. The company has been recognized with several awards including the B.C. Export Award, the Profit 100 Award, and the B.C. Technology Industries Association's "Company of the Year". In 1997, Mr. Jinks won Pacific Canada's Entrepreneur of the Year Award for High Technology.

                                    - more -

Spectrum Signal Processing is a world leader in DSP system solutions, and offers DSP software, off-the-shelf hardware, custom ASIC design and complete custom systems. The company is ISO9001 quality certified, and can be found on the web at http://www.spectrumsignal.com. Spectrum is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. ph (604) 421-5422; fax (604)
421-1764.

Any statements made by the company that are not historical facts are forward-looking statements that are pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.

                                - more -



                            SPECTRUM SIGNAL PROCESSING INC.
                         CONSOLIDATED STATEMENTS OF OPERATIONS
      (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)
                         (PREPARED IN ACCORDANCE WITH US GAAP)


                                           3 months ended June 30,  6 months ended June 30,
                                                 1999        1998     1999      1998
                                             ------------  --------  -------  --------
                                                     (Unaudited)        (Unaudited)
Sales . . . . . . . . . . . . . . . . . . .  $      7,801  $ 7,144   $13,439  $12,420

Earnings (loss) from operations . . . . . .           491     (508)      391   (3,324)

Earnings (loss) before income taxes . . . .           468     (543)      379   (3,381)

Net earnings (loss) . . . . . . . . . . . .           333     (358)      177   (2,642)

Earnings (loss) per share
        Basic . . . . . . . . . . . . . . .  $       0.03  $ (0.04)  $  0.02  $ (0.27)
        Diluted . . . . . . . . . . . . . .  $       0.03  $ (0.04)  $  0.02  $ (0.27)

EBITDA. . . . . . . . . . . . . . . . . . .           891      (96)    1,206     (109)

EBITDA per share
        Basic . . . . . . . . . . . . . . .  $       0.09  $ (0.01)  $  0.12  $ (0.01)
        Diluted . . . . . . . . . . . . . .  $       0.09  $ (0.01)  $  0.12  $ (0.01)

Weighted average shares outstanding (000's)
        Basic . . . . . . . . . . . . . . .        10,036   10,010    10,036    9,687
        Diluted . . . . . . . . . . . . . .        10,036   10,010    10,036    9,687

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SPECTRUM  SIGNAL  PROCESSING  INC.
                              ------------------------------------
                                   (Registrant)

                                /s/Martin  C.  McConnell
                                   VP  Finance  &  Chief  Financial  Officer
        July 22, 1999              and  Secretary
Date:  --------------------     By:  ----------------------------------
                                   (Signature)